02025263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to

Commission File Number 113928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dain Rauscher Retirement and Savings Plan
60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada
(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada
(State or other jurisdiction of)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5
(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

The following is set forth in Appendix B:

Independent Auditors Consent